

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2016

<u>Via E-mail</u>
Jurgita Ashley
Thompson Hine LLP
3900 Key Center
127 Public Square
Cleveland, Ohio 44114-1291

> Re: **Rubicon Technology, Inc.**
> **Definitive Additional Soliciting Materials**
> **Filed June 2, 2016 by Paragon Technologies, Inc., et al.**
> **File No. 001-33834**

Dear Ms. Ashley:

We have reviewed the above-captioned filings and have the following comments.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please advise us why.

After reviewing any amended filing and any information you provide in response to these comments, we may have additional comments.

DFAN14A

1. Please provide support for the following statements:

- "Brog has a history of multiple SEC violations, including multiple disclosure violations in activist campaigns;"
- "Brog was arrested on drug charges just three years ago;"
- "Brog recently underwent a contentious divorce in which the court cited his "drug arrest" and "infidelity" as causes for the marital discord;" and
- "Brog appears to be a journeyman director regularly added as a stand-in for contested elections, including in multiple cases where his nomination was forced to be withdrawn or was declared deficient and invalid."

2. We note your statement that "[y]our plan…will lead to a reappraisal of the stock price to between $2.00 and $3.00 per share." Please provide your basis for the belief that the potential value of the Company's stock price will reach $3.00 per share. In this respect, we note that the table appearing under the heading "Significant Upside Across Multiple Scenarios" includes values reflecting a maximum price per share of $2.80.

3. Please provide support for your statement under the heading "Conclusion" that "Rubicon's corporate governance would likely fail all standards of quality and fiduciary obligation by all proxy standards today."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3203 or David L. Orlic, Special Counsel, at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ *Bryan J. Pitko*

Bryan J. Pitko
Attorney Advisor
Office of Mergers and Acquisitions